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                                                                   EXHIBIT 99.2

                           IMPORTANT TAX INFORMATION

         PLEASE RETAIN FOR USE IN CONNECTION WITH FILING TAX RETURNS.

                               [PLX Letterhead]
                                    [Date]

                    TAX INFORMATION FOR CONTROLLED SPIN-OFF

Dear Stockholder:

   On December   , 2002 Plains Resources Inc. ("PLX") expects to distribute the common stock of Plains Exploration and Production Company ("PXP") to stockholders of PLX. Recordholders of common shares of PLX received a distribution of one share of PXP common stock for every share of PLX common stock held on December 4, 2002, the record date. Certificates evidencing the new PXP common stock shares are expected to be mailed to stockholders commencing on or before January 15, 2003.

   No fractional shares of PXP common stock will be issued.

   We have received a private letter ruling dated May 22, 2002, as supplemented by letter dated November 5, 2002 from the Internal Revenue Service, with the assistance of Fulbright & Jaworski L.L.P., special tax counsel, to the effect that the distribution of PXP stock will qualify as a tax-free distribution for United States federal income tax purposes. If the distribution is tax-free, Stockholders generally should not recognize any gain or loss for federal income tax purposes upon receipt of PXP common stock, except in connection with cash received in lieu of any fractional shares. The taxable gain or loss required to be recognized with respect to the cash received in lieu of any fractional share of PXP common stock will be equal to the difference between the cash received and the stockholder's tax basis (determined as described below) in such fractional shares (assuming the fractional share is held as a capital asset).

Tax Basis Allocation and Holding Period

   To determine the tax basis in your existing PLX common shares and your newly received shares of PXP common stock, you must reallocate the tax basis in your PLX common stock immediately before the distribution between your PLX common shares and the shares of PXP common stock received (including any PXP fractional share for which you received cash). The tax basis in your PLX common shares before the distribution is generally equal to the cost of the shares, including commissions. If you acquired your PLX shares at different times and costs, you will need to make separate basis calculations for each group of shares. Please consult your tax advisor to determine the tax basis in PLX shares to be allocated.

   You should allocate your pre-distribution basis in your PLX shares between your shares of PLX and PXP based upon their relative fair market values on the date of distribution. The trading prices of PLX and PXP stock following the distribution may be used as reasonable indicators of the relative fair market values of the PLX and PXP shares. Regular trading of the PXP shares on the New
York Stock Exchange is expected to commence on or about December   , 2002.
Thus, you may wish to allocate your PLX stock basis between your PLX shares and your PXP shares based upon the average of the high and low prices of PLX and PXP stock on that day.

   For example, if you own 100 shares of PLX stock with a tax basis of $10 per share ($1,000 total basis), you will receive 100 shares of PXP common stock. If, on the first day of regular trading, the average of the high and low prices of PLX stock were $8.40 per share and the average of the high and low prices of PXP stock were $12.60 per share, you would allocate 40% (i.e., $8.40 out of $21.00) of your pre-distribution PLX stock basis to

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your PLX shares and 60% (i.e., $12.60 out of $21.00) of your pre-distribution
PLX stock basis to your PXP shares. Thus, your total stock basis in your PLX shares would be $1,000 x .40, or $400; and your basis per share of PLX stock would be $400 / 100, or $4.00 per share. Your total stock basis in your PXP shares would be $1,000 x .60, or $600; and your basis per share of PXP stock would be $600 / 100 shares, or $6 per share.

   The holding period for your PXP shares (including the fractional share interest) should be the same as the holding period for your PLX shares (assuming that you held the PLX shares as a capital asset).

   Finally, we have attached a sample form that stockholders of companies subject to spinoffs typically file with the IRS in their return for the tax year in which the spinoff occurred.

   The information in this letter represents our understanding of existing federal income tax laws and regulations and does not constitute tax advice. It does not purport to be complete or to describe tax consequences that may apply to particular categories of stockholders. Each stockholder should consult its tax advisor as to the particular consequences of the distribution to such stockholder under U.S. federal, state and local, and foreign tax laws, including, in particular, tax basis allocation rules, and the effect of possible changes in tax laws that may affect the description provided above.


                                          Sincerely,


                                          /S/ TIMOTHY T. STEPHENS
                                          --------------------------------------
                                          Timothy T. Stephens
                                          Secretary


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                 INFORMATION STATEMENT TO IRS BY STOCKHOLDERS

Note: Attach to return of stockholders for the year of distribution

   Statement of stockholders receiving a distribution of stock in Plains Exploration & Production Company ("Controlled"), pursuant to Treas. Regs. (S) 1.355-5(b).

   1.  The undersigned, a stockholder owning shares of Plains Resources Inc.
("Distributing") as of          ,     , received a distribution of stock in
Controlled pursuant to (S) 355.

   2.  The names and addresses of the corporations involved are:

      Plains Resources Inc. (PLX)
      500 Dallas Street
      Suite 700
      Houston, Texas 77002

      Plains Exploration & Production Company (PXP)
      500 Dallas Street
      Suite 700
      Houston, Texas 77002

   3. No stock or securities in Distributing were surrendered by the undersigned.

   4.         shares of Controlled were received.

   5. By letter dated May 22, 2002, and supplemented by letter dated November 5, 2002, the Internal Revenue Service ruled that the distribution of shares of Controlled was a nontaxable (S) 355 corporate separation.

                                          --------------------------------------
                                          Stockholder

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